UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 16 May 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Report on proceedings at general meeting

Sasol Limited
(Incorporated in the Republic of South Africa)
(REG NO.: 1979/003231/06)
Share code JSE: SOL   NYSE: SSL
ISIN: ZAE000006896   US8038663006
("Sasol" or "the Company")

REPORT ON PROCEEDINGS AT GENERAL MEETING

Sasol shareholders are advised that the requisite majority of
shareholders approved all the ordinary and special resolutions
proposed at the meeting held today, Friday 16 May 2008, relating
to the conclusion of a broad-based black economic empowerment
equity ownership transaction equal to 10% of Sasol's issued share
capital ("Sasol Inzalo BEE Transaction"), as detailed in the
circular to shareholders dated 24 April 2008. All resolutions
were passed with a majority of not less than 97%.

The implementation of the Sasol Inzalo BEE Transaction is subject
to the following remaining conditions:
• lodging of special resolutions with CIPRO for registration;
• registration of special resolutions by CIPRO; and
• fulfillment or waiver (where applicable) of conditions in
  agreements concluded to finance the subscription for shares in
  Sasol.

Rosebank
16 May 2008

Transaction sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 May 2008   By: /s/ N L Joubert
                                            Name: Nereus Louis Joubert
                                            Title: Company Secretary